OG ACQUISITION, INC.

100 QUENTIN ROOSEVELT BOULEVARD

SUITE 508

GARDEN CITY, NEW YORK 11530

May 23, 2007

Mr. Grant Osborne, Managing Director

757979 Ontario Inc., d/b/a The Optical Group

20 Elgin Street, Suite 200

Oshawa, Ontario L1G 1S8

Mr. Grant Osborne, President

Corowl Optical Credit Services, Inc.

20 Elgin Street, Suite 200

Oshawa, Ontario L1G 1S8

Re:          Letter of Intent relating to the proposed purchase, by OG Acquisition, Inc. ("Purchaser"), of (i) all of the equity ownership interests in 757979 Ontario Inc., d/b/a The Optical Group (“OG”), and (ii) substantially all of the assets of Corowl Optical Credit Services, Inc. (“COC”, and together with OG, collectively the “Company")

Gentlemen:

This letter of intent (this “Letter”) shall serve to confirm the terms and conditions pursuant to which Purchaser (or its designee) proposes to acquire, (i) from Grant Osborne (the “Shareholder”), the sole shareholder of OG, all of the equity ownership interests in OG, consisting exclusively of capital stock (collectively, the “Shares”), and (ii) substantially all of the assets of COC (the “Assets”).

1.              Purchase of Shares; Continuing Retention. Purchaser will purchase the Shares and the Assets, free and clear of any and all claims, liens and encumbrances, for an aggregate purchase price of Three Million Eight Hundred Thousand (CAD $3,800,000.00) Canadian Dollars, payable, in cash, simultaneously with the closing of the purchase of the Shares and the Assets (the “Closing”).

2.	Transaction Documents; Effective Date.

(a) Purchaser, Shareholder and the Company will cooperate with each other, and use their respective best efforts to prepare and execute definitive transaction documents (collectively, the “Transaction Documents”) as soon as practicable. The Transaction Documents shall be in form and substance mutually acceptable to counsel to Purchaser, Shareholder and the Company, and shall contain the usual and customary representations, warranties, indemnities and covenants associated with the transactions contemplated by this Letter, including, without limitation, representations and warranties by Shareholder that (i) Shareholder is the sole legal and beneficial owner of the Shares, and the Company is the sole legal and beneficial owner of the Assets, in each case free and clear of any and all claims, liens and/or encumbrances (collectively, “Liens”), (ii) Shareholder and the Company have all requisite right, power and authority to enter into the Transaction Documents, and to perform each of the covenants to be performed by them, (iii) all agreements to which the Company is a party are in full force and effect, without any defaults thereunder, and that the consummation of the transactions contemplated by the Transaction Documents shall not be deemed a default thereunder, nor entitle any party thereto to terminate the same, (iv) the Company’s financial statements are true, accurate and complete, and fairly present the financial condition of the Company as at the dates to which such statements apply and of the results of its operations for the periods covered thereby, (v) since the last date covered by such financial statements, there has not occurred any material adverse change in the business, operations or condition (financial or otherwise) of the Company, and there shall not exist any state of facts which could reasonably be expected to result in such an effect in the future, and (vi) at the Closing, Purchaser will acquire all of the issued and outstanding equity ownership interests in the Company.

(b) The effective date of the Closing will be July 2, 2007, or such other date as the Parties shall mutually agree, and all adjustments will be made as of such date. All employees of the Company will continue to receive the same rate of compensation as they are receiving as of the date of this Letter.

(c) The Transaction Documents shall provide that, excluded from the Assets (of COC) and from the assets of OG, shall be all (i) cash, other than a minimum of One Thousand ($1,000.00) Dollar cash balances in all of the Company’s accounts, (ii) all accounts receivable and all accounts payable of the Company as of the date of closing, and (iii) all personal property of Shareholder, including, without limitation, laptop computer, cell phone, art, and the like.

3.              Conduct Pending Closing. From the date of the execution of this Letter, through the Closing or earlier termination hereof, Shareholder shall cause the Company: (i) to conduct its affairs only in the ordinary course of business, consistent with past practices, and to use its best efforts to preserve its business organization intact, to keep available the services of its current employees, to preserve the current relationships with its customers, suppliers and others having business relationships with it, and to maintain the goodwill enjoyed by it with such persons or entities; (ii) not to incur any debt or liabilities of any kind other than in the ordinary course of business, consistent with past practices; (iii) not to issue any equity, options, warrants or any other rights to acquire any such equity, options or warrants, to any corporation, entity or person; (iv) not to authorize or consummate any dividends or distributions of assets, or effect any other extraordinary corporate transaction, other than cash distributions made, from time to time, to Shareholder in respect of the operating income of the Company; (v) not to pay or agree to pay any bonuses or other employee payments that are not in the ordinary course of business; and (vi) not to grant any severance packages to any employee or employees.

Notwithstanding the foregoing, the Purchaser is aware that the shares of OG are held by a holding company, 800696 Ont. Ltd., and that prior to closing the Shareholder shall be amalgamating the two companies and such amalgamation shall not be deemed to be in violation of anything herein contained in this agreement.

4.              Due Diligence. During the Exclusivity Period (as hereinafter defined), Purchaser shall have the continuing right to conduct a due diligence review of the Company. In furtherance of the foregoing, the Company shall cooperate with Purchaser, and make readily available to Purchaser, all of the directors, officers, employees, books, records, documents, contracts, properties, assets and other information relating to the Company and/or the Shares requested by Purchaser or any of its agents, advisers, accountant and attorneys in connection with its due diligence review. In the event that the Company shall fail to cooperate with such due diligence investigation, and/or if Purchaser’s due diligence reveals some material fact, or set of material facts that causes Purchaser to conclude, in its sole discretion, that it will not receive the benefits of the transactions contemplated by this Letter, then Purchaser shall have the right, in its sole discretion, to terminate this Letter upon written notice to the Company, whereupon the parties hereto shall have no further liability hereunder.

5.              Exclusivity; Break-Up Fee. In order to induce Purchaser to enter into this Letter, and to incur the substantial cost of undertaking its due diligence review, at all times during the one hundred and twenty (120) day period immediately following the date of the execution of this Letter (the “Exclusivity Period”), neither Shareholder, the Company, nor any of their respective affiliates, shareholders, employees, officers, directors, advisers, brokers, agents, representatives and/or any person or entity acting on behalf of, or for the Shareholder or the Company, shall enter into any agreements, discussions or negotiations with, or provide information to, or solicit, initiate, encourage, entertain or consider any inquiries, offers or proposals from, any other corporation, firm, entity or person with respect to (each a “Prohibited Transaction”): (a) any possible disposition, sale or transfer of all or any portion of the Company’s businesses, assets and/or properties, (b) any equity or debt financing (whether public or private) by or for the Company, (c) any business combinations involving the Company, whether by way of merger, consolidation, share exchange or other transaction, and/or (d) any sale, transfer, encumbrance, option and/or grant of any other rights in or to, all or any portion of the Shares. If (i) the Shareholder and/or the Company, or any of their respective affiliates, shareholders, employees, officers, directors, advisers, brokers, agents, representatives and/or any person or entity acting on behalf of, or for the Shareholder or the Company reach an agreement in principal with a third party with respect to a Prohibited Transaction at any time during the Exclusivity Period or (ii) if Purchaser is prepared to close on substantially the terms outlined in this Letter within the Exclusivity Period, and the Company or the Shareholder terminates this Letter, or elects not to close for any reason, then the Company and Shareholder, jointly and severally, shall pay Purchaser a break-up fee of Two Hundred Thousand (US $200,000.00) United States Dollars; which fee shall be payable by wire transfer, of immediately available funds to an account designated in writing by Purchaser, within a maximum period of five (5) days from the date written notice of such breach shall be provided by Purchaser, or contemporaneously with the closing of a Prohibited Transaction, as the cas may be. This provision shall survive the expiration or termination, as the case may be, of this Letter.

Notwithstanding the foregoing, if Purchaser terminates this Letter prior to executing the Transaction Documents, the Exclusivity Period shall terminate upon notice to the Company or Shareholder.

6.              Confidentiality. Purchaser and the Company shall keep confidential all documentation, information and knowledge about each party’s business practices, strategies and other confidential information received from any party hereto, as well as the existence and terms of this Letter and the transactions contemplated hereby (collectively, "Information"), and shall not disclose any of the foregoing to third parties, except as may be disclosed to their respective directors, officers, agents, attorneys, accountants, actuaries and authorized representatives in connection with this Letter, and of the contemplation and consummation of the transactions contemplated hereby, or as may be required by applicable law.

7.	Miscellaneous.

a.              Timing. The parties shall use their best efforts to negotiate, execute and deliver each of the Transaction Documents by July 2, 2007.

b.             No Brokers.         The Purchaser and the Company each represents and warrants to one another that it or he has not engaged and/or worked with any brokers in connection with this Letter and/or the transactions contemplated hereby. Each party shall indemnify and hold the other parties hereto harmless from any and all claims for brokerage commissions or similar fees for services rendered in connection with the transactions contemplated hereby.

c.              Transaction Expenses.       The expenses (including, without limitation, professional fees and expenses) incurred by each party in connection with this Letter and the transactions contemplated hereby shall be bourn by such party.

d.             Notices. All notices and other communications hereunder shall be in writing and shall be furnished by hand delivery, registered or certified mail return receipt requested, overnight courier or by facsimile with the original to follow the same day by registered or certified mail return receipt requested, to the parties at the addresses set forth below. Any such notice or communication shall be deemed duly given upon the date it is delivered to the addresses set forth below:

If to Purchaser:

OG Acquisition, Inc.

100 Quentin Roosevelt Blvd., Suite 508

Garden City, New York 11530

Attn.: Chief Executive Officer

With a copy to:

OG Acquisition, Inc.

100 Quentin Roosevelt Blvd., Suite 508

Garden City, New York 11530

Attention: General Counsel

If to the Company or the Shareholder:

Mr. Grant Osborne, Managing Director

757979 Ontario, Inc., d/b/a The Optical Group

20 Elgin Street

Suite 200

Oshawa, Ontario L1G 1S8

e.              Governing Law; Jurisdiction. This Letter shall be interpreted in accordance with, and enforced under, the laws of the Ontario, Canada, without giving effect to its conflict of law principles. The parties hereto hereby agree that all disputes under this Letter shall be resolved solely in Provence of Ontario, Canada and each party hereby irrevocably consents to the personal jurisdiction of such courts over such party with respect to any such disputes.

f.              Successors and Assigns.  This Letter shall be binding upon, and shall inure to the benefit of, the parties hereto and each of their respective successors and/or assigns. This Letter shall not be assignable by the Company, and any such purported assignment shall be void, ab initio. Purchaser shall have the right to assign its right and obligations hereunder to any person or entity.

g.             Mutual Understanding.     This Letter constitutes a statement of the parties’ intentions with respect to the transactions contemplated hereby, but does not address all material matters upon which agreement must be reached in order to consummate such transactions, and therefore this Letter does not constitute a binding commitment with respect to such transactions. A binding commitment with respect to such transactions will result only from the execution and delivery of the definitive Transaction Documents, subject to, among other things, the conditions expressed therein. Notwithstanding the foregoing, the parties expressly acknowledge and agree that the provisions of Paragraphs 3, 4, 5, 6 and 7 hereof, and of the parties’ obligation to negotiate, in good faith, the provisions of the Transaction Documents, shall be legally and equitably binding on the parties hereto, and may be enforced to the fullest extent notwithstanding the failure of the parties to execute and deliver the Transaction Documents.

h.             Counterparts. This Letter may be executed and exchanged by facsimile transmission, and in any number of counterparts, each of which shall be deemed an original, but all of which, taken together, shall be deemed one and the same instrument.

i.               Authorization.     Shareholder represents and warrants that he is the sole shareholder of the Company, and Shareholder and the Company each have all require power and authority to enter into this Letter, and to perform the covenants on their part to be performed hereunder. Shareholder acknowledges and agrees that Purchaser is entering into this Letter in reliance on, among other things, the foregoing representation.

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Please acknowledge your acceptance of, and agreement with, the provisions of this Letter by signing, in the appropriate space below, and returning to Purchaser, a duplicate original of this Letter.

Very truly yours,

OG ACQUISITION, INC.

By: /s/ Christopher G. Payan

Christopher G. Payan, CEO

757979 ONTARIO INC.,

D/B/A THE OPTICAL GROUP

By: /s/ Grant Osborne

Grant Osborne, Managing Director

COROWL OPTICAL CREDIT SERVICES, INC.

By: /s/ Grant Osborne

Grant Osborne, President

/s/ Grant Osborne
Grant Osborne, Individually